Discovery Communications, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-4000
August 6, 2008
Via EDGAR and Fax (202) 772-9205
Securities and Exchange Commission
100 F St. NE
Washington, D.C. 20549
Mail Stop 3720
Attention: John Harrington

Re:	Discovery Communications, Inc. Amendment No. 3 to Form S-4/A (File No. 333-151586)
Ladies and Gentlemen:
     Discovery Communications, Inc. (the “Issuer”) hereby requests acceleration of the effectiveness of the referenced registration statement on Form S-4/A (the “Filing”) of the Issuer to 9:00 a.m. (New York City time) on August 7, 2008, or as soon as practicable thereafter.
     In connection with the foregoing request, the Issuer hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Discovery Communications, Inc.

By:	/s/ Christopher W. Shean

Name:	Christopher W. Shean
Title:	Senior Vice President and Controller